UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 25)

CF INDUSTRIES HOLDINGS, INC.

(Name of Subject Company)

CF INDUSTRIES HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

125269 10 0

(CUSIP Number of Class of Securities)

Douglas C. Barnard

Vice President, General Counsel, and Secretary

4 Parkway North, Suite 400

Deerfield, IL 60015

(847) 405-2400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian W. Duwe

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, IL 60606

(312) 407-0700

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 25 to Schedule 14D-9 amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 originally filed by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), with the Securities and Exchange Commission (“SEC”) on March 23, 2009, as amended by Amendment No. 1 filed with the SEC on March 23, 2009, Amendment No. 2 filed with the SEC on March 30, 2009, Amendment No. 3 filed with the SEC on April 8, 2009, Amendment No. 4 filed with the SEC on April 10, 2009, Amendment No. 5 filed with the SEC on April 13, 2009, Amendment No. 6 filed with the SEC on April 15, 2009, Amendment No. 7 filed with the SEC on April 15, 2009, Amendment No. 8 filed with the SEC on April 16, 2009, Amendment No. 9 filed with the SEC on May 11, 2009, Amendment No. 10 filed with the SEC on May 18, 2009, Amendment No. 11 filed with the SEC on May 20, 2009, Amendment No. 12 filed with the SEC on June 4, 2009, Amendment No. 13 filed with the SEC on June 17, 2009, Amendment No. 14 filed with the SEC on June 22, 2009, Amendment No. 15 filed with the SEC on June 23, 2009, Amendment No. 16 filed with the SEC on July 7, 2009, Amendment No. 17 filed with the SEC on July 28, 2009, Amendment No. 18 filed with the SEC on August 5, 2009, Amendment No. 19 filed with the SEC on November 5, 2009, Amendment No. 20 filed with the SEC on November 6, 2009, Amendment No. 21 filed with the SEC on November 9, 2009, Amendment 22 filed with the SEC on November 18, 2009, Amendment No. 23 filed with the SEC on November 19, 2009 and Amendment No. 24 filed with the SEC on December 21, 2009 (as amended, the “Statement”).  Capitalized terms used but not defined herein have the meanings set forth in the Statement.  Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 8. ADDITIONAL INFORMATION

Item 8 of the Statement is hereby amended and supplemented by adding the following after the section entitled “Regulatory Approvals—Antitrust Matters”:

Litigation Matters

Two shareholder lawsuits styled as class actions have been filed in the Delaware Court of Chancery.  On March 23, 2009, the Court of Chancery ordered the consolidation of the two suits, now captioned In re CF Industries Holdings, Inc. Shareholders Litigation, C.A. No. 4396-VCL.  On December 10, 2009, plaintiffs filed their Verified Fourth Amended Consolidated Class Action Complaint (the “Complaint”).  The Complaint names as defendants CF Holdings, Stephen R. Wilson, William Davisson, John D. Johnson, Edward A. Schmitt, Robert C. Arzbaecher, Wallace W. Creek, Stephen A. Furbacher and David R. Harvey (collectively, the “Defendants”).  The Complaint challenges the decision made by the Board to reject an unsolicited offer for CF Holdings from Agrium.  Plaintiffs also raise claims based on CF Holdings’ withdrawn offer for Terra, in addition to various disclosure allegations.  The Complaint generally alleges, among other things, that the Defendants have breached their fiduciary duties in connection with the Agrium Offer and the Terra Offer.

In particular, plaintiffs allege, among other things, that:

(i)            the Defendants have allegedly failed to properly consider the Agrium Offer, and instead pursued the Terra Offer;

(ii)           the Defendants allegedly failed to take appropriate steps to enhance CF Holdings’ value and attractiveness as a merger candidate and take appropriate steps to effectively expose CF Holdings to the marketplace in an effort to create an active auction for CF Holdings, including but not limited to engaging in negotiations with Agrium;

(iii)          the Defendants allegedly cannot impartially consider the Agrium Offer because they stand to receive valuable perquisites from continued board membership and employment with CF Holdings.  For example, each non-employee director receives an annual cash retainer of $40,000, an annual restricted stock grant with a fair market value of $65,000, and $1,500 for each meeting attended in person.  Additionally, certain members of CF Holdings management receive valuable perquisites from continued employment with CF Holdings.  In 2007, in a combination of salary and stock options, Mr. Wilson received total annual compensation of $6,762,486; Mr. Nocciero received $636,442; Mr. Pruett received $1,169,057; and Mr. Barnard received $1,165,898;

(iv) allegedly, Messrs. Davvison and Johnson cannot impartially consider the Agrium Offer because they are directors of companies that are direct competitors to Agrium, and enjoy substantial business dealings from their association with CF Holdings;

(v)           CF Holdings’ executives’ change in control and severance agreements allegedly act as an impediment to unwelcome corporate transactions.  The Agrium Offer would constitute a change in control, and trigger change in control severance payments in the form of (i) a lump sum payment to the applicable executive officers equal to two times (or, in the case of Mr. Wilson, three times), the sum of the officer’s base salary and target annual incentive payment; (ii) welfare benefit continuation for a period of two years (or, in the case of Mr. Wilson, three years); (iii) and a pro-rata annual incentive payment for the year of termination, assuming target levels of performance, or, if higher, actual year-to-date performance; and

(vi)          the Defendants have allegedly acted to entrench themselves and enacted and maintained unreasonable measures in connection with the Agrium Offer, including (i) refusing to engage in discussions with any suitor offering a premium; (ii) amending certain executives’ Change in Control and severance agreements to discourage Agrium or other interested parties; and (iii) refusing to redeem CF Holdings’ shareholder rights plan, which is triggered if an entity acquires 15% of more of CF Holdings stock.

Further, plaintiffs allege a number of disclosure claims, including that:

(i)            the description of events considered by the Board at a March 6, 2009 board meeting contained in the Statement filed with the SEC on March 23, 2009 is allegedly incomplete and misleading because that description omits discussion of certain change in control severance agreements between CF Holdings and Wendy Jablow Spertus and Richard Hoker, which were restated as of March 6, 2009 and attached as exhibits to the Statement;

(ii)           the description and disclosures concerning Morgan Stanley’s and Rothschild’s fees in the Statement as “certain customary fees” and that a “significant portion” of those fees are payable upon consummation of a transaction with any third party are materially incomplete because the exact fees payable, including the contingent portions, are omitted from the Statement;

(iii)          the Statement fails to disclose the financial analyses that were preformed by Morgan Stanley and Rothschild to determine that the Agrium Offer is inadequate and the financial analysis preformed to determine that the Terra Offer was in the best interests of CF Holdings stockholders;

(iv)          the Statement fails to disclose the assumptions used by Morgan Stanley and Rothschild regarding the mix of cash and stock utilized to reach their conclusion that a price in excess of $100 per share would be accretive, or what assumptions were used by Morgan Stanley and Rothschild on the purchase accounting;

(v)           statements in the Statement concerning the accretiveness of the Agrium Offer are misleading “because how accretive a deal is (or is not) is not alone indicative of whether an offer represents fair value”;

(vi)          the Statement disclosures stating that a transaction with Agrium may produce “negative synergies” because Agrium’s retail unit competes directly with some of CF Holdings’ customers are materially deficient because the Statement does not disclose which customers might be affected, or whether Morgan Stanley and Rothschild performed any analysis when arriving at this conclusion;

(vii)         Slide 12 of a presentation used in connection with a March 23, 2009 conference call with certain analysts (the “March 23 Presentation”), and filed with the SEC pursuant to Rule 425, is materially misleading in its disclosure that, considering the proposed combination of Agrium and CF Holdings, CF Holdings would have a $900 million borrowing capacity;

(viii)        Slide 24 of the March 23 Presentation is materially misleading because it indicates the combination of Terra and CF Holdings would have a market capitalization of $5.8 billion, and in the absence of the Terra Offer and the Agrium Offer, the pro forma market capitalization of a combined Terra-CF Holdings entity would be materially lower;

(ix)          Slides 8 and 28 of the March 23 Presentation are materially misleading because they use two different timelines in calculating the respective premiums of the Terra Offer and the Agrium Offer; and

(x)           various statements that CF Holdings had received a “consistent message” from its shareholders that the Agrium Offer “substantially undervalued” CF Holdings were misleading, because CF Holdings allegedly possesses information to the contrary.

The plaintiffs in this lawsuit seek, among other things, to enjoin the Defendants from proceeding with the Terra Offer, a court order to issue corrective disclosures and for the Board to put CF Holdings up for sale.  Plaintiffs further seek the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper.

CF Holdings believes that the aforementioned lawsuit is entirely without merit and intends to vigorously defend against this action.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2010

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel, and Secretary